 Exhibit 99.23

THIS INFORMATION DOES NOT CONSTITUTE AN OFFER OR INVITATION TO PROCEED WITH THE ACQUISITION OF OR SUBSCRIPTION FOR, OR SALE OF SHARES. SUBJECT TO CERTAIN EXCEPTIONS, THIS INFORMATION DOCUMENT AND THE INFORMATION CONTAINED HEREIN IS NOT FOR RELEASE, PUBLICATION, DISTRIBUTION OR DISCLOSURE OTHERWISE, WHETHER DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO THE UNITED STATES, AUSTRALIA, CANADA, HONG KONG, JAPAN, NEW ZEALAND, SWITZERLAND OR SOUTH AFRICA OR ANY OTHER STATE OR JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE LAWS OF THAT JURISDICTION OR WOULD REQUIRE ADDITIONAL DOCUMENTS TO BE COMPLETED OR REGISTERED, OR REQUIRE ANY MEASURE TO BE UNDERTAKEN IN ADDITION TO THE REQUIREMENTS UNDER BELGIAN AND FRENCH LAW.

INFORMATION Document REGARDING THE ADMISSION TO TRADING ON THE REGULATED MARKET OF EURONEXT Paris OF the existing shares

IMPORTANT NOTICE TO U.S. HOLDERS:

This Information Document does not constitute an offer or an invitation to acquire, subscribe for, or sell securities in the United States or in any other jurisdiction. The Merger referred to in this Information Document will involve the exchange of securities of a public limited liability company incorporated in Belgium and a public limited liability company incorporated in France. The offer of shares in the Merger is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included or referred to in this Information Document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the Company is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the Company may purchase securities otherwise than in the context of the Merger, such as in open market or privately negotiated purchases.

1	Introduction

This document (the Information Document), dated 26 October 2026, has been prepared by Warehouses De Pauw, a public regulated real estate company in the form of a public limited liability company under Belgian law (“société anonyme” / “naamloze vennootschap”), having its registered office at Blakebergen 15, 1861 Wolvertem (Belgium), registered with the Crossroads Bank for Enterprises under number 0417.199.869 (RLE Brussels, Dutch-speaking division), and with 549300HWDYC5JXC85138 as Legal Entity Identifier (LEI) (the Company and, together with its subsidiaries, the Group), in accordance with Article 1(5), first subparagraph, (ba)(iii) and Annex IX of Regulation 2017/1129 of the European Parliament and of the Council of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, and repealing Directive 2003/71/EC, as amended (the Prospectus Regulation).

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This Information Document relates to the admission to trading on the regulated market of Euronext Paris of 262,567,638 existing ordinary shares in the Company (the Shares), in connection with a third listing. The Shares are currently admitted to trading on the regulated markets of Euronext Brussels and Euronext Amsterdam.

More information is available on the Company’s website through the following link: https://wdp.eu/en/. This Information Document is drafted in Dutch and has been translated to English and French. If there is an inconsistency between the different language versions, the Dutch version shall prevail.

2	Declaration of responsibility

The Company, acting through its board of directors, assumes responsibility for the contents of this Information Document. The Company declares that, to the best of its knowledge, the information contained in this Information Document is in accordance with the facts and that this Information Document makes no omission likely to affect its import.

3	Competent authority

This Information Document does not constitute a prospectus within the meaning of the Prospectus Regulation and has not been subject to the scrutiny and approval by the Belgian Financial Services and Markets Authority (the FSMA) as competent authority in accordance with Article 20 of the Prospectus Regulation.

The Shares and this Information Document are governed by Belgian law. The Dutch-speaking courts and tribunals of Brussels are exclusively competent for any dispute arising out of or in connection with the Shares, and/or this Information Document.

4	Reporting and disclosure obligations

The Company declares that it has continuously complied with reporting and disclosure obligations throughout the period in which its Shares have been admitted to trading on the regulated markets of Euronext Brussels and Euronext Amsterdam, including under the Transparency Directive1, the Market Abuse Regulation2, and the MiFID II Delegated Regulation3, in each case as far as applicable.

5	Regulated information

The regulated information published by the Company pursuant to ongoing disclosure obligations is available on the following websites: https://wdp.eu/en/investors/reports-presentations-and-press-releases/press-releases?regulatedInformation=true and https://www.fsma.be/en/stori, whereby the access to these websites is subject to customary limitations.

1 Directive 2004/109/EC of the European Parliament and of the Council of 15 December 2004 on the harmonisation of transparency requirements in relation to information about issuers whose securities are admitted to trading on a regulated market and amending Directive 2001/34/EC, as amended (the Transparency Directive).

2 Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (market abuse regulation) and repealing Directive 2003/6/EC of the European Parliament and of the Council and Commission Directives 2003/124/EC, 2003/125/EC and 2004/72/EC, as amended (the Market Abuse Regulation).

3 Commission Delegated Regulation (EU) 2017/565 of 25 April 2016 supplementing Directive 2014/65/EU of the European Parliament and of the Council as regards organisational requirements and operating conditions for investment firms and defined terms for the purposes of that Directive, as amended (the MiFID II Delegated Regulation).

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The Company’s most recent prospectus, dated 23 March 2016, is available on the following website: https://wdp.eu/en/investors/debt-information/debt-capital-markets/bonds, whereby the access to the website is subject to customary limitations.

6	Reasons for the offer and use of proceeds

No shares are issued, offered, or sold in connection with the admission to trading of the Company’s shares on the regulated market of Euronext Paris. Consequently, this transaction does not generate any proceeds.

The Shares are currently admitted to trading on the regulated markets of Euronext Brussels and Euronext Amsterdam. The Company’s third listing forms part of the proposed cross-border merger by acquisition between the Company (as the absorbing company) and Argan, a public limited liability company (société anonyme) existing under French law, having its registered office at 21 rue Beffroy, 92200 Neuilly-sur-Seine (France) and registered with the Trade and Companies Register of Nanterre (France) under number 393 430 608 (as the absorbed company) (the Merger), it being understood that completion of the Merger is not a condition for the admission to trading. The Company believes that the admission to trading of its shares on an additional regulated market, namely that of Euronext Paris, will be beneficial for the Company and its shareholders for the following reasons:

-	Strategic presence in France

The Company considers France to be one of its key markets for its logistics real estate activities. This admission underscores the Company’s intention to strengthen its presence and visibility on the French market and the long-term strategic value of France to the Company.

-	Visibility on the French capital markets

The Company expects to increase its visibility and reputation in France through better coverage by financial analysts, the local specialized press, and other capital markets participants.

-	Broader and more diversified shareholder base

The Company anticipates that this admission will facilitate access to its shares for a broader and more diversified investor base, particularly in France. Finally, the Company anticipates that its shares will benefit from increased liquidity following this additional listing.

7	Risk factors specific to the Company

Every investment in securities entails, by its very nature, significant risks. Prospective investors are urged to carefully consider the described risks, the uncertainties they entail and the uncertainties that are inherent to an investment in securities, and all other relevant information provided in this Information Document as well as the regulated information made available, prior to making an investment decision. If these risks materialize, they could result in investors losing all or part of their investment. An investment in the Shares is only suitable for investors who are able to assess the risks of such an investment, trade and/or acquisition and who have adequate means to absorb any losses that may result from such an investment.

Investors should carefully read the entire Information Document as well as the regulated information made available, and form their own opinions about, and make their own decisions on, the merits and risks of investing in the Shares in light of their personal circumstances. In addition, investors should consult their financial, legal and tax advisors for a careful assessment of the risks associated with investing in the Shares.

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Investors are reminded that the list of risks described hereafter is not exhaustive and that the list is based on the information known on the date of this Information Document. In accordance with the Prospectus Regulation, this Information Document only lists the risk factors specific to the Company.

7.1	Risks relating to Strategy
7.1.1	Climate transition

Risks related to tightening climate policies and regulations to shift towards a lower-carbon economy: Across the world, we see a tightening of climate policy and regulations to shift the economy away from fossil fuels towards a low-carbon economy.

The consequential requirements may result in restrictions on project development, leases or sale of buildings that do not comply with minimum standards. The same goes for technologically obsolete buildings which may require higher maintenance costs or CAPEX requirements to meet minimum efficiency standards and modern work trends.

Tightening climate policies and regulations can cause shifts in the Company’s entire value chain, going from investors to clients’ demands as this might lead to a reduction in available capital and revenues.

As a capital-intensive real estate company, the Company must secure its access to financing (debt and equity). The clear regulatory shift towards green financing implies a higher demand from investors and financial institutions for green investments and green-certified assets. The WDP Climate Action Plan defines concrete targets for green-certified assets and green financing.

More stringent energy performance and efficiency requirements and ambition to reduce embodied carbon in project developments will incur increasing CAPEX.

Land use is critical for logistics development projects. During the first half of 2026, the Company completed nearly 111,000 m² (198,000 m² in 2025) of project developments.

7.2          Risks relating to compliance

7.2.1	Urban Planning

Risks related to zoning, permits, expropriation: The increasing complexity and uncertainty for obtaining permits, complying with zoning requirements, the lead time of procedures, the opposition of potential stakeholders and the complicated legislation within multiple policy levels and in different regions related to zoning and implantation, pose a risk to the Company. This might affect the duration of a development project and can therefore lead to significant cost overruns and disruption to the planning of the developments.

The Company’s growth targets have been driven primarily by investments in pre-let property developments and energy and infrastructure, both of which are subject to permitting processes.

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During the first half of 2026, the Company completed approximately 111,000 m² (198,000 m² in 2025) of project developments, representing an investment volume of approximately 128 million euros (121 million euros in 2025). On 30 June 2026, an area of approximately 409,257 m² (31 December 2025: 480,024 m²) was under development, i.e. an investment volume of approximately 383 million euros (31 December 2025: 410 million euros). The Company targets an energy capacity through solar panels of 350 MWp by 2027.

As of 30 June 2026, the existing capacity increased to 274 MWp (31 December 2025: 261 MWp) and the installation of a capacity of 82 MWp is under development. Moreover, the Company is investing in complementary energy infrastructure and batteries.

7.2.2	REIT Status

Regulatory risks related to non-compliance with and loss of REIT status: The Company has Real Estate Investment Trust (REIT) status in Belgium and France (as GVV/SIR and SIIC respectively). To maintain the REIT status – and their fiscally transparent regime – the Company must take into account certain activity restrictions, diversification requirements, restrictions on the level of its subsidiaries, restrictions on its gearing ratio, requirements on earnings distribution, requirements on its shareholder structure, procedures for conflicts of interest, requirements related to corporate governance and other specific requirements as set out in the relevant national REIT legislations.

The potential loss of the fiscally transparent regime would have a significant negative impact on the net result and net asset value (NAV). On 30 June 2026, the Company had a total of 1.4 billion euros in outstanding credit facilities. The contractual provisions of these credit facilities generally stipulate that the Company must remain qualified as a regulated real estate company (GVV/SIR) in Belgium.

7.3          Financial risks

7.3.1	Fair value decline

Negative variations in the fair value of the buildings: The fair value of the real estate investments of the Group is subject to change and depends on various factors. Some of these are exogenous and thus potentially beyond the control of the Group (such as decreasing demand or occupancy rates in the respective sub-markets in which the Group is active, and changes in expected investment returns or increases in transaction costs related to the acquisition or disposal of real estate).

A negative change in fair value would have a negative impact on net result and EPRA NAV4. On 31 December 2025, a 1% decrease in the occupancy rate implies a 5.0 million euros decrease in the EPRA Earnings. A negative change in debt ratio: a 5.0% decrease in the fair value of real estate investments boosts the gearing ratio by 2.1%. Furthermore, there is a risk of (partial) inability for dividend distribution if the cumulative negative change in fair value exceeds the distributable reserves.

4 The EPRA NAV metrics make adjustments to the IFRS NAV in order to provide stakeholders with the most relevant information on the fair value of assets and liabilities (see page 113 of the 2025 annual report). They are calculated in accordance with the definitions of the European Public Real Estate Association (EPRA) Best Practices Recommendations.

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7.3.2	Financing

Financing risk: As a capital-intensive growth company, the Company’s strategy depends largely on its ability to attain financial resources, in the form of either debt or equity capital, so that it can finance its activities and investments. Various negative scenarios (such as disruptions in the international financial debt and share capital markets, a reduction in banks’ lending capacities, a deterioration in the Group’s creditworthiness and a negative investor perception towards real estate companies) may occur, resulting in difficulties in accessing funding under the existing or new credit facilities or within the capital markets. A material increase of the financing costs of the Company may have an impact on the profitability of the Company as a whole and on new investments.

The Company could find itself unable to finance acquisitions or projects (both from shareholders’ equity capital and loan capital). As of 30 June 2026, WDP has a total pipeline in execution of around 756 million euros, of which an amount of 588 million euros remains to be invested. There is also a risk that financial resources (via cash flow or available credit facilities) may not be available for interest and operating costs and repayment of outstanding capital on loans and/or bonds on the expiry date. An increase of 100 basis points in Euribor interest rates implies a negative effect on EPRA Earnings of -4.0 million euros. As of 30 June 2026, the hedge ratio stands at 82%, with an average hedging maturity of 3.8 years. Combined with the increase in operating profit (before portfolio result), this entails maintaining an Interest Coverage Ratio (ICR) that remains high at 4.9x (compared to 5.0x as of 31 December 2025).

7.4	Risks relating to the market
7.4.1	Investment market cycle

Risks related to the investment market cycle: The investment market for logistics property may be negatively impacted by reduced investor demand for real estate. Structural drivers, such as omni-channel, supply chain revision or sustainability, may lead to significant (negative or positive) changes in the companies’ logistics strategy, hence their real estate. In addition, a negative response to an evolving property market may result in investments or divestments by the Company taking place at unfavourable prices or at an unfavourable time in the cycle.

On 31 December 2025, every 5% decrease in the value of the property portfolio implies a -1.8 euro decrease (-8.4%) in the EPRA NAV and a +2.1% increase in the gearing ratio. Acquisitions or divestments at unfavourable yields may affect the profitability of the Company and negatively impact the targeted EPRA Earnings per share.

7.4.2	Cost of capital

Volatility in capital markets: Extreme volatility and uncertainty in international markets may negatively impact the cost of capital and can lead to more difficult access to funding, both to equity markets to issue new shares and to debt financing through existing and/or new loans.

Access to equity markets to issue new shares may become more difficult and limitations in the availability of debt financing with regard to existing and/or new credit facilities may increase. On 30 June 2026, undrawn and confirmed credit lines amount to 1.4 billion euros with an appropriate spread of maturities.

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Volatility and uncertainty in international markets can lead to sharp fluctuations in share price. Financing at an increased cost resulting in a decrease in targeted profitability.

7.4.3	Rental market cycle

Risks related to the rental market cycle: The rental market may face declining demand for logistics property possibly leading to an oversupply. This may lead to consequences for the occupancy rate of the property portfolio, which is the main driver of the Company’s operating activities. Additionally, this may have an impact on the ability of pre-letting the project development pipeline and therefore also on the targets predetermined by the Company in its 2030 growth plan.

A decrease in the occupancy rate will affect rental income and vacancy charges. On 31 December 2025, a 1% decrease in the occupancy rate would result in a 5.0 million euros decrease in EPRA Earnings. A decrease in the fair value of the property portfolio and, thus, also of the NAV: every 5% decrease in the value of the property portfolio decreases the EPRA NAV by -1.8 euros (-8.4%). As of 30 June 2026, the Company owns a completed property portfolio of approximately 8.9 million m² of lettable space (GLA) with a fair value of 8.5 billion euros.

7.5	Operational risks
7.5.1	Property developments

Risks related to the Company’s development activities: Several risks are inherent to developing projects and the rolling out of WDP ENERGY: budget, timing, quality and counterparty. For example, the quality of the work delivered by the construction partner may pose a risk to the value of the project. Delays can occur during the implementation of the works that lead to a loss of potential revenue. Given the focus on pre-let developments, the time lag between the commercial agreement and the commitment of the construction partner may result in the unavailability of the construction partner and may cause a delay in the implementation of the work. Moreover, the required materials may increase in price due to scarcity, inflation, etc. Subsequently, this may lead to not achieving the intended returns on developments or exceeding investment budgets.

Within the growth plan, investments are prioritised by the pre-let property developments and roll-out of WDP ENERGY. During the first half of 2026, the Company completed approximately 111,000 m² (198,000 m² in 2025) of project developments, representing an investment volume of around 128 million euros (121 million euros in 2025). As of 30 June 2026, an area of approximately 409,257 m² (31 December 2025: 480,024 m²) was under development, i.e. an investment volume of about 383 million euros (31 December 2025: 410 million euros). The Company targets an energy capacity through solar panels of 350 MWp by 2027. As of 30 June 2026, the existing capacity increased to 274 MWp (31 December 2025: 261 MWp) and the installation of a capacity of 82 MWp is under development. Moreover, the Company is investing in complementary energy infrastructure, such as batteries and EV charge points.

7.5.2	Vacancy

Portfolio vacancy risk: The Company holds a strategy of long-term leasing of developments and/or acquisitions. The Company keeps the buildings in its portfolio to generate a stable cash flow through leasing, whereby a high and constant occupancy rate is essential for the growth of the Company.

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Vacancy may arise when expiring lease agreements are not renewed and when lease agreements are terminated before the end date. The occupancy rate of the Company’s portfolio at 30 June 2026 was 97.2%. Given the high occupancy rate, the risk of future rental vacancies is higher than the potential to increase the occupancy rate.

A decrease in the occupancy rate will affect rental income and vacancy charges. On 31 December 2025, a 1% decrease in the occupancy rate would result in a 5.0 million euros decrease in EPRA Earnings.

7.5.3	Client solvency

Client solvency risk: (Partial) default of payment by clients can significantly affect the Company’s rental income, cash flow, the portfolio’s occupancy rate, and EPRA Earnings per share.

As of 31 December 2025, outstanding trade receivables amounted to 0.2 million euros. An increase of bad debt of 2 million euros would result in a -0.6% decrease in EPRA Earnings.

7.5.4	Supply chain

Supply chain risks related to business continuity, quality, resilience, labour regulations and working conditions: The Company maintains contact with all kinds of stakeholders who contribute to the operational activities of the Company at various levels within the supply chain. The (re-)development projects (real estate and energy projects) are the focal point of the Company’s supply chain. Here, the Company calls on a wide range of service providers (architects, engineering firms, construction companies, etc.), which entails risks in terms of financial stability, ethical misconduct, geopolitical instability, e.g. in certain purchasing regions. Moreover, the Company is also dependent on the supply chains of (construction) material (potentially disrupted by scarcity, price increases, regulatory changes and quality control issues). This interaction does not only affect business processes or services, but also entails corporate responsibility and reputation risks.

Of the projects under development as of 30 June 2026, 83% were pre-let. During the first half of 2026, the Company completed approximately 111,000 m² (198,000 m² in 2025) of project developments, representing an investment volume of approximately 128 million euros (121 million euros in 2025). On 30 June 2026, an area of approximately 409,257 m² was under development, i.e. an investment volume of approximately 383 million euros. The Company targets an energy capacity through solar panels of 350 MWp by 2027. As of 30 June 2026, the existing capacity increased to 274 MWp (31 December 2025: 261 MWp) and the installation of a capacity of 82 MWp is under development. Moreover, the Company is investing in complementary energy infrastructure and batteries.

7.6	Risks relating to the shares

The share price of the Shares may be volatile as a result of various factors and may be adversely affected.

The Company may in the future seek to raise capital by issuing additional Shares or other securities convertible into Shares, with the possible exclusion of the preferential subscription rights attached to the existing Shares, as contemplated, for example, in connection with the Merger. Any issuance of additional Shares could dilute an investor's shareholding in the Company.

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8	Characteristics of the Shares

The Shares have been admitted to trading on the regulated market of Euronext Brussels and Euronext Amsterdam. An application is made for the admission to trading on the regulated market of Euronext Paris of the Shares. The Shares are expected to be admitted to trading on the regulated market of Euronext Paris on or around 28 October 2026.

All Shares have been issued in euros, in accordance with Belgian law and are ordinary shares, of the same class, fully paid up, with voting rights and without nominal value. The Shares will be assigned ISIN code BE0974349814.

All Shares have the same rights, including dividend rights for the current financial year. Each Share carries one vote, except in the cases of suspension of voting rights provided for by law. In the event of a capital increase for cash with the issue of new shares, or in the event of an issue of convertible bonds or subscription rights, the shareholders have a statutory preferential right to subscribe, pro rata, for such new shares, convertible bonds or subscription rights. However, the Company may, in certain cases, cancel or limit this preferential right. Shareholders may request the Company to convert their dematerialized Shares into registered Shares, or vice versa, at their own expense. In the event of liquidation, any balance remaining after discharging all debts, liabilities, liquidation costs and taxes must first be applied to reimburse, in cash or in kind, the paid-up capital of the Shares not yet reimbursed. Any remaining balance shall be distributed pro rata amongst all shareholders.

All Shares represent an equal part of the Company’s share capital and have the same rank in the event of insolvency of the Company.

The Shares are freely transferable. This is without prejudice to restrictions that may apply pursuant to applicable securities laws requirements. In addition, some of the Company’s shareholders entered into certain contractual (standstill and lock-up) restrictions.

9	Dilution and shareholding after the issuance of the new shares

Since the admission to trading of the Company’s shares on the regulated market of Euronext Paris is not accompanied by an issuance of new shares, this transaction does not result in any dilution for existing shareholders. The admission to trading therefore has no impact on the existing shareholders’ participation in the Company’s share capital.

10	Regulated markets on which the Shares are already admitted to trading

The Shares are currently admitted to trading on the regulated markets of Euronext Brussels and Euronext Amsterdam.

11	Important notices

This Information Document does not constitute an offer, or an invitation to make an offer, to acquire, purchase, subscribe for, sell or exchange Shares or any other securities of the Company, nor a solicitation of any vote in any jurisdiction whatsoever. The Shares will not generally be made available

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or marketed to the public in France, the Netherlands, Belgium or any other jurisdiction in connection with the admission to trading on the regulated market of Euronext Paris.

This Information Document is not intended to be disseminated, published or distributed, in whole or in part, directly or indirectly, in or into any jurisdiction in which such dissemination, publication or distribution would constitute a violation of the applicable laws of that jurisdiction.

This Information Document contains forward-looking statements or statements that may be considered as such. These forward-looking statements can be identified by the use of forward-looking terminology, including the words “believe”, “estimate”, “anticipate”, “expect”, “intend”, “may”, “will”, “plan”, “continue”, “ongoing”, “possible”, “predict”, “target”, “seek”, “would”, or “should”, and contain statements made by the Company regarding the expected results of its strategy. By their nature, forward-looking statements involve risks and uncertainties, and readers are warned that none of these forward-looking statements guarantee future performance. The actual results of the Company may differ materially from those projected by the forward-looking statements. The Company is under no obligation to publish updates or revisions of these forward-looking statements, unless required by law.

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